VIA EDGAR

April 12, 2024

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E., Mail Stop 3030

Washington, DC 20549

Attn: Robert Shapiro and Lyn Shenk

Re:	Avnet, Inc.

Form 10-K Fiscal Year ended July 1, 2023

Form 10-Q Fiscal Quarter ended December 30, 2023

Form 8-K Furnished on January 31, 2024

File No. 001-04224

Dear Mr. Shapiro and Ms. Shenk:

This letter responds on behalf of Avnet, Inc. (“Avnet” or the “Company”) to the Staff’s letter dated March 15, 2024 (the “Comment Letter”), regarding the Staff’s review of, and comment on, the above referenced filings. For your convenience, each response is preceded with an italicized recitation of the corresponding comment as set forth in the Comment Letter.

Form 10-K for Fiscal Year Ended July 1, 2023

1.Please expand your discussion of the gain on legal settlements in connection with the settlement of claims filed against certain manufacturers of capacitors that was reached in May 2023 to clarify the timing of payments to which the company is entitled and when the gain will be recognized. We note the company received a judgement in May 2023 for damages totaling $268 million from this litigation of which $74.4 was recognized as a gain during fiscal year 2023. Refer to Item 303(b) of Regulation S-K.

Response: We hereby advise that our next periodic filing will include an expanded discussion of the legal settlement that was realized in the first quarter of fiscal 2024. As background, the Company settled claims with several capacitor manufacturers throughout fiscal year 2023, for a total of $74.4 million in realizable gains that we disclosed in our Form 10-K for fiscal year 2023 (p. 26 and p. 63, footnote 13). We realized $69.9 million of those gains in cash during fiscal year 2023. We realized the remainder of $4.5 million in cash during the first half of fiscal year 2024.

In the fourth quarter of fiscal year 2023, we achieved a judgment against one capacitor manufacturer of $268 million. However, for several reasons, that judgement was not realizable as of July 1, 2023. To ensure a timely and successful result, we settled with the defendant for a lesser amount in the first quarter of fiscal year 2024, prior to the filing of our Form 10-K for fiscal year 2023, and disclosed that settlement as a subsequent event. The settlement was realized in cash at the end of the first quarter of fiscal year 2024.

Avnet, Inc. 2211 S. 47th Street, Phoenix, AZ 85034

Ken.Jacobson@Avnet.com

Form 10-Q for Fiscal Quarter Ended December 30, 2023

2.Please explain the nature of the transactions for electronic components held for supply chain service engagements and the basis for the accounting as inventory on your balance sheet. You disclose the company is acting as an agent on behalf of an OEM or the supplier in these engagements. During your second quarter earnings call on January 31, 2024 your CFO stated, “As a reminder, these service engagements are different from our traditional core EC business as the associated inventory is really the inventory of the OEM or the supplier that we hold on their behalf. The inventory is contractually restricted and the risk profile is different compared to inventories held for our core EC distribution business.”

Response: We respectfully acknowledge the Staff’s comment regarding our supply chain services engagements. In these engagements, we procure electronic components (“components”) from component manufacturers, store the components in our warehouses, and prepare the components for timely delivery for use in end products according to the customer’s instructions. As a result, we act as the agent in these engagements, as the customer directs the use of and controls the underlying components, assumes quality and obsolescence risks associated with the components, and is responsible for setting the price of the components. In handling of warehousing the components, we bear the risks related to care and custody of the components while they are in our possession. Given that these supply chain services involve purchasing and warehousing components as part of the services, we classify the underlying components within inventories on the consolidated balance sheets. As the number and scale of these engagements has grown in recent quarters, we have enhanced our disclosures to offer financial statement users with visibility into the nature and amount of the components held for supply chain services, where control and the typical risks of inventory are not present.

3.Refer to the first paragraph in your executive summary. Please revise your discussion to explain how the softening demand for electronic components is expected to impact your sales and income from operations for the remainder of fiscal year 2024. Your guidance furnished in your earnings release for the quarter ended December 30, 2023 reflects an anticipated sequential decline of 6% to 11% in the third quarter of fiscal year 2024. Refer to Item 303(a) of Regulation S-K.

Response: We advise that, in our next periodic filing, we will discuss how anticipated softening (or increasing) demand may impact the Company’s sales and operating income. We anticipate our future disclosure will be similar to the following:

The global electronic components market has a history of cyclical downturns followed by periods of increased demand. Beginning in the second half of calendar year 2023, the industry began to experience a downturn marked by a decrease in sales due to a combination of elevated customer inventory levels and lower underlying demand for electronic components. As a result, the Company has seen elevated inventory levels and decreased sales, resulting in lower operating income. The duration of the current downturn is uncertain and the Company expects sales in the fourth quarter of fiscal 2024 to be [X% to Y% lower] than third quarter sales, which will negatively impact operating income and diluted earnings per share.

4.Please revise your discussion for Electronic Components (EC) sales to quantify the extent to which changes are attributable to changes in prices or to changes in the volume or amount of products or services being sold. Refer to Item 303(b)(2) of Regulation S-K.

Response: We advise that our future periodic filings, beginning with our Form 10-Q for the third quarter of fiscal 2024, will include a discussion of changes in sales attributable to changes in prices and changes in volume. We note that for the second quarter of fiscal 2024 and for the first half of fiscal 2024, the changes in sales for EC were substantially all related to changes in the volume of products being sold.

5.Please revise your discussion and analysis of cash flows to analyze the underlying reasons for material changes, as well as on their reasonably likely impact on future cash flows and cash management decisions. Where reported amounts of cash provided and used by operations, investing activities or financing have been consistent, if the underlying sources of those cash flows have materially varied, analysis of that variability should be provided. Please note that merely citing changes in results, working capital items, and noncash items reported in the statement of cash flows may not provide a sufficient basis to understand changes in operating cash between periods. Refer to section IV.B and B.1 of Release No. 33-8350 for guidance.

Response: We advise that our future periodic filings, beginning with our Form 10-Q for the third quarter of fiscal 2024, will provide a more comprehensive analysis of the underlying reasons for material changes in cash flows and their reasonably likely impact on future cash flows and cash management decisions.

Form 8-K Furnished January 31, 2024

Investor Presentation for Second Quarter Earnings Call

6.Please present and reconcile the most directly comparable GAAP measure for the non-GAAP measures Adjusted Operating Margin, Adjusted EPS, Adjusted Operating Expenses, Adjusted Operating Income, and Adjusted Diluted EPS in the investor presentation. Please reconcile and revise the labeling of the non-GAAP measures Adjusted EPS and Adjusted Diluted EPS. Refer to Item 100(a)(1) and Item 100(a)(2) of Regulation G.

Response: We advise that our future earnings presentations will present the most directly comparable GAAP financial measure for any non-GAAP financial measure that we present. We will also include non-GAAP to GAAP reconciliations in our earnings presentation, rather than cross reference to the reconciliations included in our earnings release Form 8-K. We will also update the labelling with regard to Adjusted Diluted Earnings Per Share.

7.Referencing the final measure, please revise your description of operating expenses to clearly reflect as Adjusted Operating Expenses consistent with the bar graph.

Response: We advise that, in future earnings presentations, we will consistently label non-GAAP financial measures, such as Adjusted Operating Expenses.

* * * * *

If any of these responses require further explanation, please do not hesitate to contact me at 480-643-7510. In addition, please feel free to contact Mike McCoy, Senior Vice President and Chief Legal Officer, at 480-643-7248. We look forward to working with you in completion of your review of the above referenced filing.

Sincerely,

/s/ Kenneth Jacobson

Kenneth Jacobson

Senior Vice President and

Chief Financial Officer

cc:Mike McCoy